Filed Pursuant To Rule 433 Registration No. 333-180974 January 31, 2014

Investment Commentary:

2013 review and 2014 outlook

January 2014	www.gold.org

The gold price fell in 2013 as investors reacted to Fed tapering expectations, and money flowed into equities. We believe prices now reflect a consensus view to monetary policy normalisation and should be less sensitive to it. We view the direction of the US dollar as well as the strength of Asian demand as key indicators of gold sentiment. Further, potentially reduced mine production at lower prices should, in our view, limit the downside. Finally, our research shows that gold should not be looked at in isolation but as part of portfolio and that a small strategic allocation can reduce the long-term level of risk.

2013 in perspective

Gold prices fell by 27.3% during 2013 as Western investors sold their positions.	Gold had its first annual loss in 12 years, falling by 27.3% (based on the London PM fix) during 2013. Strong demand from China – poised to have a record year for gold consumption – and India, despite a less than supportive fiscal environment, coupled with a continuation of central bank purchases was not enough to counteract strong outflows from gold-backed ETFs and deteriorating sentiment in derivatives markets.

Chart 1: Gold’s price performance and volatility during 2013

Source: Bloomberg, LBMA, World Gold Council

01

Investors sold approximately 900 tonnes (32%) of gold via gold-backed ETFs during the year. Derivative markets saw even more pronounced reductions. For example, non-commercial long futures positions in COMEX (a proxy for transactions usually linked to more speculative investors) fell by an equivalent 481 tonnes (82%), although inventories of physical gold held in COMEX vaults dropped by only 100 tonnes (29%), since most futures contracts are rolled over prior to expiration.

Gold’s performance was influenced by factors other than the US recovery...

While market commentators have linked gold’s poor performance to nascent signs of economic recovery in the US and, consequently, the end of quantitative easing by the Federal Reserve (Fed) followed by Fed funds rate hikes, we see the reality as being more complex than that. While expectations of Fed tapering had a significant impact in the gold market, they were not, in our view, the only factor.

After observing range bound prices for more than a year and in anticipation of an impending change in policy by the Fed, gold analysts turned increasingly bearish in Q1 2013. Subsequently, comments by the European Central Bank (ECB) on Friday April 12 led investors to believe that Cyprus’ gold reserves could be sold to alleviate some of the country’s financial burden. Between Friday and the following Monday, the price of gold had fallen close to 15%.[1] .

...including concerns over weak growth in Asia and aggressive regulations...	Historically, physical demand from Asia has counterbalanced bearish sentiment in Western markets. However, some investors worried that India, facing a deep current account deficit and weakening currency, would continue to impose restrictions on consumer buying. Likewise, perceptions of a potential deceleration in China put into question the resilience of its gold demand.

...as well as search for yield worldwide.	Finally, in search for higher returns, more and more investors moved towards risk assets, fuelled by cheap funding worldwide and a brighter view of the economic outlook among developed economies. Flows into equities increased, especially in the second half of the year (Chart 2).

Chart 2: Investors in the US sold bond mutual funds while buying equity funds in H2 2013

Source: Bloomberg, World Gold Council

Learning from history

As we have previously mentioned, this is not the first time that the gold price has experienced a sizable drop this decade (see Investment commentary: first quarter 2013).[2] This analysis can be extended further and, while past performance does not guarantee future results, there are parallels (and differences) that can be inferred from studying gold’s dynamics during periods of significant price pullbacks.

Gold has experienced 12 corrections of 20% since the 1970’s...	Looking back to the period since gold became a free-floating asset in the early 1970’s, gold prices (in US dollars) have generally tended to increase over time more than US inflation. Indeed, gold’s long-term annual inflation adjusted return is 5% in US dollars. However, the gold price has had 12 periods with pullbacks of 20% or more (Chart 3 and Table 1). After each of those corrections, an interesting pattern has emerged

[1]	Gold sales were later ruled out by Cypriot officials, yet some investors worried that larger countries such as Italy or Spain could be forced to do the same.
[2]	Investment commentary: first quarter 2013, Gold Investor, Volume 2, April 2013.

Investment Commentary | Full year 2013 and 2014 outlook	02

Chart 3: The gold price has had 12 pullbacks of more than 20% since the 1970s

Source: Bloomberg, World Gold Council

Table 1: Analysis of gold price pullbacks larger than 20% since the 1970s

	Dates					Retracement		US$ index return	10y Tsy change (bp)
	Peak	Trough	Length (months)	Time to next peak (months)	Gold price correction	Same length forward	Before next pullback
1	7/6/1973	11/14/1973	4	13	-29%	196%	242%	6%	-24
2	4/3/1974	7/4/1974	3	6	-28%	44%	127%	1%	28
3	12/23/1974	8/25/1976	20	41	-46%	75%	834%	5%	28
4	1/21/1980	3/18/1980	2	6	-43%	10%	62%	5%	144
5	9/23/1980	6/21/1982	21	7	-58%	49%	51%	27%	287
6	2/15/1983	2/25/1985	24	33	-44%	54%	96%	27%	105
7	12/14/1987	9/15/1989	21	5	-29%	41%	47%	10%	-112
8	2/7/1990	3/10/1993	37	35	-23%	81%	91%	-1%	-258
9	2/5/1996	8/25/1999	43	81	-39%	58%	292%	13%	3
10	5/12/2006	10/6/2006	5	17	-23%	63%	274%	3%	-50
11	3/17/2008	10/24/2008	7	34	-30%	88%	396%	21%	38
12	9/5/201112/20/2013		28	?	-37%	?	?	11%	90

	Average		18	25	-36%	69%	228%	11%	23
	1st Quartile		5	7	-44%	47%	77%	4%	-30
	Median		20	17	-33%	58%	127%	8%	28
	3rd Quartlile		25	34	-29%	78%	283%	15%	94

Source: Bloomberg, World Gold Council

...typically lasting 18 months and pushing prices down by 36%. Investors usually recouped a large portion of the losses shortly thereafter.	During these periods, the gold price has fallen on average by 36% over 18 months (similar in magnitude to the 37% price drop gold has seen from its high in September 2011 to its lowest level in 2013). On a few occasions, the correction period has lasted more than 30 months. Further, the gold price has typically more than recovered its losses (increasing by more than twice the loss on average) before any significant pullback (of more than 20%) occurs again. In fact, over an average period of 18 months from the trough, the gold price retraced 70% of its losses.

To put things into perspective, we can compare gold’s performance during extreme pullbacks to extreme events in other assets. As an example, investors who buy corporate bonds that default typically recover no more than 50% to 70% of their face value.[3] Even sovereign debt bonds tend to recover 60% or less of their value.[4] A common argument against holding gold relates to its lack of ‘yield’. Yet, we believe that the facts that gold holds no credit risk and prices can be rebalanced due to supply and demand have meant that the historical recovery for gold investors has been better than that of defaulted bonds.[5]

[3]	Moody’s, Corporate default and recovery rates 1920 – 2007, February 2008.
[4]	Cruces, J., and C. Trebesch, Sovereign defaults: the price of haircuts, Working paper, March 2012.
[5]	Notably, not all investors would have experience such steep losses, as this exercise only takes into consideration the performance from peak to trough – in other words, buying at the peak and selling at the bottom.

Investment Commentary | Full year 2013 and 2014 outlook	03

These periods have coincided with a stronger US dollar, but not always with rising rates.	In terms of other dynamics observed during these pullback periods for gold, not surprisingly they have generally coincided with a strengthening of the US dollar. Bond yields have also increased during some of the periods, but there have been notable exceptions during each of the past four decades. While this may surprise some gold market participants, we have previously shown that higher interest rates do not necessarily cause gold prices to fall (see Gold and US interest rates: a reality check).[6] During periods when rates are typically considered to be ‘normal’ (namely, short- term rates between 0% and 4% once adjusted for inflation), gold returns do tend to be lower than in periods with negative interest rates, but returns remain positive (in other words, gold prices have risen in the past during these periods). More importantly, gold’s volatility and its correlation to other assets have tended to fall, emphasising in our view gold’s role as a portfolio diversifier.

Looking into 2014

As challenging as 2013 was, the truly relevant question is, what should investors expect in the year ahead?

We consider that gold prices are already pricing in a path to policy normalisation...	Beyond gold’s historical performance, the answer, put simply, is that expectations about Fed tapering and rate hikes can still influence gold, but we consider that gold prices today largely reflect a path to US monetary policy normalcy. Deviations from that path can exert a certain degree of pressure on gold prices – whether up or down. Further, not all gold demand is linked to investment, and not all investment demand is linked to US policy. Gold prices also respond to demand factors such as emerging market demand and are influenced by costs of mine production or the willingness of consumers to recycle gold.

...and longer term, that EM growth will matter most.

Longer term, we see growth in the gold market supported by the expansion of developing economies which are expected to be the lion’s share of global GDP before the end of the decade – regardless of any potential slowdown in the near term.

With its role as a high quality, liquid diversifier for central bank reserves – as well as investors’ portfolios – and its ability to protect purchasing power by hedging inflation at a global level, we expect that gold will continue to play a crucial role in portfolios.

But what factors should investors monitor in 2014 for insight into the gold market?

The US dollar, monetary policy and the US labour market

In the medium term, we see the direction of the US dollar as key...	We have found that there are seven factors that influence gold’s performance: currencies; inflation; interest rates; systemic and tail risks; consumer spending and income growth; short-term flows and income growth; and supply-side drivers (see What drives gold?).[7] Among these, we have seen that the performance of the US dollar against a global basket of currencies tends to be one of the most relevant factors.[8]

...in turn responding to monetary policy and economic growth.	We believe that fluctuations in the US dollar will continue to be a guide for investor positioning in 2014. In turn, the US dollar will respond to market expectations of monetary policy and labour market developments. Currently, consensus estimates anticipate the Fed to slow down its asset purchase program throughout 2014, while holding rates steady at least until early 2015.[9]

Gold prices, in our view, reflect current market view and would be negatively affected in a significant manner only if the Fed were to taper more aggressively.	Importantly, however, we consider that gold prices already reflect these current market expectations. In our opinion, this has been ratified by the price action since the Fed announced a slowdown of asset purchases in mid-December 2013. Significant upside surprises to the strength in the labour market and an acceleration of tapering, in our view, would negatively influence gold investor sentiment. As noted earlier, neither increasing rates, nor short term real rates between 0% and 4% have necessarily been negative for gold.

Conversely, we believe a weaker recovery or an extension of monetary policies would support the price.

[6]	World Gold Council, Gold and US interest rates: a reality check, Gold Investor, Volume 3, July 2013.
[7]	World Gold Council, What drives gold?, Gold Investor, Volume 3, July 2013.
[8]	World Gold Council, Gold and currencies: the evolving relationship with the US dollar, Gold Investor, Volume 4, October 2013.
[9]	J.P. Morgan, We will grow, but can we heal? 2014 global economic outlook, December 2013.

Investment Commentary | Full year 2013 and 2014 outlook	04

Chinese market

While there is wide consensus that developed markets are in recovery mode, there is less certainty about the state of the Chinese economy. Following more than a decade of strong growth, some market participants fear the economy could continue to lose steam and that easy credit may have formed asset bubbles that could burst at any time. However, there is also an alternative view in the market: concerned with growth suitability, the Chinese government will continue a pro- market shift to economic policies, including financial reform and improving the budget management and tax systems, in the hope of structurally improving long term growth. Further, a recovery in developed markets could strengthen exports and reignite growth in various economic sectors.

In China and India, wages have helped maintain strong gold demand.	With respect to gold, Chinese demand was by any measure stellar in 2013 – even with Q4 statistics pending. Thus, topping such a demand figure in 2014 will not be easy, especially since gold demand responded positively to periods of strong gold price pullbacks during 2013. However, China is the only country that has consistently increased its consumption year after year for more than a decade, with only the exception of 2012 that saw similar levels of demand to that in 2011. Moreover, gold prices, adjusted for income growth, have remained fairly consistent in China, signalling that economic growth even at single digits has produced a strong support for gold (Chart 4).

An early indication of 2014 demand will be related to the Chinese New Year, a typical gold-gifting season, at the end of January.

Indian market

India continues to face political and economic headwinds. With a general election approaching, we expect that the current account and fiscal deficits, currency weakness (the rupee lost 13% against the US dollar during 2013) and a general slowdown in economic growth will remain front and centre in the political debate. In our view, while none of these issues will be fully fixed prior to the election, actions are being taken to try to reduce them, and any controversial policies will likely be postponed until after the general election.

Reports suggest that the Indian gold fiscal policy is under review which, we expect, could lead to an improving environment.

For gold, despite increased taxation, import restrictions and a weaker rupee in 2013, Indian demand during the first three quarters was not only higher than the same periods in 2012, but also above the corresponding 3-, 5-, and 10-year average.[10] Moreover, there has been discussion about the unintended consequences of the current gold restrictions (including an expanding unofficial market and the reduction of jewellery exports, to name a couple). We expect that investors will closely follow the general election and, subsequently, any developments in gold- related policies, as many consider the gold restrictions to be unsustainable over the longer term.

In our view, notably, just like China, income growth and economic expansion in India over the long run will maintain a healthy interest in gold for cultural and practical reasons (Chart 4).

Chart 4: Gold prices have risen in line with Chinese and Indian wages

Gold price deflated by the corresponding wage growth

Source: Bloomberg, World Gold Council

[10]	World Gold Council, Gold Demand Trends: third quarter 2013, November 2013.

Investment Commentary | Full year 2013 and 2014 outlook	05

Supply side dynamics

We see constrained supply as keeping the gold market in balance.	With estimated average all-in costs of production by Thomson Reuters GFMS surpassing US$1,200/oz,[11] we expect that any sustained price reduction in gold may impede the ability of gold miners to maintain profitable levels of production. Further, the significant level of capital write- downs reported in 2013 could impair future production for some miners.

Taking this into consideration, while gold prices can be under pressure for various reasons, in our view, considerably lower levels are not sustainable for an extended period of time unless mine production experiences an unlikely structural shift, such as a general reduction in costs of production or readily available new deposits, both of which we view as unlikely.

In addition, total recycled gold has been decreasing since 2009 further constraining total gold supply available.

US and global inflation

Inflation expectations in the US appear well anchored, and a large number of investors do not expect inflation to be much of an issue in 2014. Whether inflation materialises could depend on how the Fed times the end of quantitative easing measures. As we see it, the effects of an extended period of low interest rates and aggressive policies will likely not be fully understood until much later. Consequently, in our view, some degree of inflation hedging would be appropriate for most investors. In the US, Treasury Inflation Protected Securities (TIPS) tend to be a common alternative. However, under an environment of raising rates and unless held to maturity, part of TIPS’ inflation protection is undermined by a price drop in the underlying bond. Complementing TIPS with gold has been shown to benefit investors, as discussed in Gold: Tactical inflation hedge and long-term strategic asset.[12]

We do not expect inflation to be a major concern in 2014, barring a policy mistake...	Overall, we expect inflation will take a back seat to other factors such as the US dollar and emerging market demand,[13] at least until there is a clear indication of whether the aggressive monetary policies around the globe will be linked to higher inflation or whether central banks will time their exit from such policies appropriately.

European recovery

Europe is still grappling with the spill-over effects of its sovereign debt crisis, and the general consensus is that it still has a long way to go before normalcy. However, conditions have improved considerably, and even peripheral countries are showing encouraging signs. As a consequence, risk premia have declined across the board and investors seem to be putting more money to work.

...nor will Europe.	We would not expect Europe to be a major force in determining gold’s performance unless one of two things happens. Negative economic developments and instability in the Union would create a flight-to-quality environment that could prompt gold purchases. Alternatively, a very strong recovery and a strong euro appreciation against the US dollar could lead investors to turn more bullish on gold, as many rely on the euro/US dollar exchange rate for position guidance. Notably, in our view, the first event would be structural in nature, and therefore more persistent, while the latter more tactical and possibly shorter lived.

Japanese policy

After a record equity market performance (+57%) – its largest annual gain in 40 years – and Japanese yen weakness on the back of Abe’s expansionary policies, the market as we see it expects Japan to continue to grow. However, financial markets may be less responsive than in 2013 because Japan’s current (inflationary) policies have largely been priced in. Consequently, surprises to market consensus will likely be linked to the effectiveness of government policies in achieving their growth and inflation targets.

Japan’s monetary policies have help increase gold demand, but the market remains small.	For Japan, we consider that a continuation of Abe’s policies will be supportive of gold. Additionally, we expect that pension funds will likely continue to look for alternative high-quality liquid assets to Japanese government bonds, with gold being a natural alternative, as we saw in 2013. While potentially significant in marking a trend that could eventually be followed by other institutional investors globally, the Japanese gold market is relatively small and its effect may not be as widely felt.

[11]	Thompson Reuters GFMS, Gold Survey 2013, Update 2, January 2014.
[12]	World Gold Council, Gold: Tactical inflation hedge and long-term strategic asset, July 2009.
[13]	World Gold Council, Gold and currencies: protecting purchasing power, Gold Investor, Volume 2, April 2013.

Investment Commentary | Full year 2013 and 2014 outlook	06

The role of gold in 2014

The most relevant way to think about gold is not in isolation but as part of a well diversified portfolio.

As such, while it is undeniably important for investors to understand what to expect from gold and its most relevant drivers during 2014, it is paramount to understand the rationale behind holding gold in the first place.

In Why invest in gold?,[14] we laid out the case for gold as an integral long-term portion of a portfolio. This includes its role in risk management and capital preservation.

Not only such a premise is relevant today, but we consider it the main rationale for investing in gold in 2014 supported by the fact that:

•     The gold price has already experienced a substantial correction and, as history shows, gold has tended to recoup a large portion of the losses before the next substantial downturn – even for investors who bought at the peak.

•     With an economic recovery in developed markets under way, we expect investors will likely continue their search for yield, adding risky assets to their portfolios – in particular cyclical stocks and other investment strategies related to a more benign economic environment. As discussed in Gold in the ‘Great Rotation’,[15] as risk is added to a portfolio, gold should play an even more important role, especially given that bonds, which for the past 20 years acted as ballast to a portfolio, in our view, will not be able to provide as much relief this time around.

• Tail risk events have increased in frequency and magnitude,[16] and proper risk management remains key.

Conclusion

In our view, the downside has been reduced following last year’s price correction.	After a significant price pullback, the gold market appears in our view to be better balanced than a year ago. Many Western investors have sold their positions, which we consider means that a good portion of non-core investors have substantially reduced their position or even turned short. At the same time, we see that many of the factors that helped support the gold market before the financial crisis are still present: demand in Asia has shown resilience and, in many cases, even surprised the market. This occurred during periods of rising rates, which are not incompatible with higher gold prices based on our research.

Further, our sense is that gold prices already reflect a consensus view on Fed tapering. We expect that only significant deviations from this view would affect the gold market in the same way they did during 2013. Considering that the structural effect of money supply growth and global quantitative easing on financial markets is not likely to go away, we consider that investors would not likely expect gold to return to pre-2008 levels.

In addition, with estimated all-in production costs by Thomson Reuters GFMS above US$1,200/oz, our view is that considerably lower gold prices over an extended period of time would not be sustainable unless a structural increase in mine production occurs or unforeseen discoveries reach the market, both of which we view as unlikely.

Research shows that as investors add risk to portfolios, they should maintain a 5%-%6 gold allocation in a 60/40 equity- to-bond portfolio.

Therefore, while the gold market may encounter challenges in 2014, we expect it will also open opportunities for many investors who are waiting on the sidelines while the gold price stabilises.

Especially in a period where investors add risk to their portfolios, our research shows that gold should make up 2% to 10% of a portfolio – 5%-6% for a 60/40 equity/bond composition – to help them manage port folio risk more effectively.[17] This optimal allocation is well above the 1% currently allocated among global investors.[18]

[14]	World Gold Council, Why invest in gold? Gold Investor, Volume 4, October 2013.
[15]	World Gold Council, Gold in the ‘Great Rotation’, Gold Investor, Volume 2, April 2013.
[16]	World Gold Council, Gold holdings: ample room for growth in a broad and liquid market, Gold Investor, Volume 2, April 2013.
[17]	Op cit, footnote 14.
[18]	Op cit, footnote 16.

Investment Commentary | Full year 2013 and 2014 outlook	07

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging with governments and central banks, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets based on true market insight. As a result we create structural shifts in demand for gold across key market sectors.

We provide insights into international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East, Europe and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.

World Gold Council

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United Kingdom

T +44 20 7826 4700

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For more information

Please contact Investment Research:

Juan Carlos Artigas

juancarlos.artigas@gold.org

+1 212 317 3826

Johan Palmberg

johan.palmberg@gold.org

+44 20 7826 4773

Marcus Grubb

Managing Director and Strategist, Investment

marcus.grubb@gold.org

+44 20 7826 4724

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This report is published by the World Gold Council, 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright ©2013. All rights reserved. This report is the property of the World Gold Council and is protected by US and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. It is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. It does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments. This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

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Investment Commentary | Full year 2013 and 2014 outlook	08

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